UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of report: January 15, 2004

TEEKAY SHIPPING CORPORATION
(Exact name of Registrant as specified in its charter)

TK House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas
(Address of principal executive office)

          [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F          X           Form 40- F

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):          ]

Yes                     No          X

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):          ]

Yes                     No          X

          [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                     No          X

          [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-          ]

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay Shipping Corporation (the “Company”), dated January 15, 2004.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.

• REGISTRATION STATEMENT ON FORM F-3 (NO. 33-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;
• REGISTRATION STATEMENT ON FORM S-8 (NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000; AND
• REGISTRATION STATEMENT ON FORM F-3 (NO. 333-102594) FILED WITH THE SEC ON JANUARY 17, 2003.

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 15, 2004	TEEKAY SHIPPING CORPORATION By: /s/ Peter Evensen Peter Evensen Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT I

TEEKAY SHIPPING CORPORATION TK House, Bayside Executive Park, West Bay Street & Blake Road P.O. Box AP-59212, Nassau, Bahamas

NEWS RELEASE

TEEKAY ORDERS NEWBUILDING AFRAMAX TANKERS

Nassau, The Bahamas, January 15, 2004 – Teekay Shipping Corporation (Teekay) announced today that it has entered into two separate agreements to construct a total of six 105,000 deadweight tonne high specification Aframax tanker newbuildings. Four conventional Aframax tankers and two purpose-built lightering ships have been ordered from Hyundai Heavy Industries and Tsuneishi Corporation, respectively. The aggregate cost of these vessels is approximately US$260 million, including construction supervision costs and capitalized interest.

Paul Wogan, President of Teekay Tanker Services, Teekay’s conventional tanker business unit said, “We are pleased to add four high quality vessels from Hyundai Heavy Industries to our existing fleet renewal program. Including the newbuilding order announced today, we have 12 new vessels delivering into our spot tanker fleet over the next three years.”

The ships ordered from Tsuneishi Corporation will commence on fixed-rate charters to Teekay’s 50 percent-owned joint venture company, Skaugen PetroTrans (SPT), for a period of 10 years upon delivery in 2007 and 2008. “The charter of two specialized lightering ships to our joint venture company SPT enhances our co-operation with our partner in that venture and supports SPT’s strategic development plans,” commented Mr. Wogan. Purpose-built lightering tankers are Aframax tankers specially designed to be used in ship-to-ship oil transfer operations.

About Teekay

Teekay Shipping Corporation is the leading provider of international crude oil and petroleum product transportation services, transporting more than 10 per cent of the world’s sea-borne oil.

With offices in 13 countries, Teekay employs more than 4,500 seagoing and shore-based staff around the world. The Company has earned a reputation for safety and excellence in providing transportation services to major oil companies, oil traders and government agencies worldwide.

Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.

Forward-Looking Statements

This press release contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, including, in particular, statements regarding: the delivery dates and uses of the newbuildings and the plans undertaken by our joint venture company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: potential breach of the contracts by any of the parties, potential delays or non-delivery of the newbuildings and operations into which we intend to deploy the newbuildings; and other factors detailed from time to time in the Company’s periodic reports, including its Form 20-F for the year ended December 31, 2002, filed with the U.S. Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

For Investor Relations enquiries contact:
Scott Gayton
Tel: +1 (604) 844-6654

For Media enquiries contact:
Kim Barbero
Tel: +1 (604) 609-4703

Web site: www.teekay.com